UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    211497102
                                 (CUSIP Number)

                              BRENDAN R. MARX, ESQ.
                             MCLAUGHLIN & STERN, LLP
         260 Madison Avenue, 18th Fl., N.Y., N.Y. 10016 / (212) 448-1100
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 211497102                                            Page 2 of 5 Pages
          ---------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON: Oscar Gruss & Son Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

                               13-2913779
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see instructions)
                                                                      (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
                    PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      See Item 5
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       See Item 5
      REPORTING            -----------------------------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       See Item 5
                           -----------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    See Item 5
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  See Item 5
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                   BD & CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 211497102                                            Page 3 of 5 Pages
          ---------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON: Michael Shaoul

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
                                 Not applicable
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
         (see instructions)                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
                      PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      See Item 5
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       See Item 5
      REPORTING            -----------------------------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       See Item 5
                           -----------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    See Item 5
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  See Item 5
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 211497102                                            Page 4 of 5 Pages
          ---------                                            -----------------

Item 2. Identity and Background

     Michael Shaoul is currently the President and a director and shareholder of Oscar Gruss & Son Inc. ("OGSI"), whose business and address are as previously reported.

Item 3. Source and Amount of Funds or Other Consideration

     Subsequent to Amendment No. 7 to the Schedule 13D, OGSI purchased an additional 39,863 shares of the issuer's common stock and Michael Shaoul purchased an additional 18,500 shares of the issuer's common stock. All of such shares were purchased in market transactions at market prices. Neither of the reporting persons borrowed funds in connection with such purchases.

Item 5. Interest in Securities of the Issuer

     The following table sets forth the number of shares of the common stock of the issuer which are beneficially owned by each reporting person and by all of the reporting persons in the aggregate as a group, together with the percentage of such common stock beneficially owned by each reporting person and all reporting persons in the aggregate as a group on the date hereof. Each reporting person has sole power to vote and dispose of the shares of such common stock which are owned by such reporting person.

                                 Number of Shares       Percentage of Common
Name                             Beneficially Owned     Stock Beneficially Owned
----                             ------------------     ------------------------
Oscar Gruss & Son Inc.                 571,368                   9.7%

Michael Shaoul                          33,500                   0.6%

All of the Reporting Persons
in the Aggregate as a Group
                                       604,868                  10.3%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Joint Filing Agreement, dated April 28, 1995, among the reporting persons identified therein, as amended by various addenda to the Joint Filing Agreement on the part of the various additional reporting persons identified therein, has been terminated. As a result, each of the previously identified reporting persons is now responsible for making any required filings on his, her or its part.

                                  SCHEDULE 13D


CUSIP No. 211497102                                            Page 5 of 5 Pages
          ---------                                            -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: February 7, 2002


                                          Oscar Gruss & Son Incorporated


                                          By: /s/ Michael Shaoul
                                             ----------------------------------
                                                  Michael Shaoul, President


                                              /s/ Michael Shaoul
                                          -------------------------------------
                                                  Michael Shaoul